June 15, 2006

Steven A. Van Oss
Senior Vice President and Chief Financial and Administrative Officer
Wesco International, Inc.
225 West Station Square Drive, Suite 700
Pittsburgh, Pennsylvania 15219

> **Re:** **Wesco International, Inc.**
> **Wesco Distribution, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 2, 2006**
> **File No. 333-133423**

Dear Mr. Van Oss:

We have limited our review of your filing to the issue we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Certain U.S. Federal Income and Estate Tax Considerations.

1.    We note your response to our prior comment 1. Please unequivocally state the tax consequences. We note your current use of equivocal language like "should" and "could." If you cannot unequivocally state the tax consequences, please disclose the reasons why, and disclose the possible outcomes. Add appropriate risk factors.

Exhibit 8.1

2.    Please file an opinion that does not assume conclusions of law that are required for the ultimate tax opinion provided. For example:

- We note the conclusions regarding due execution and delivery of documents; and

- It is unclear what transactions are intended to be the subject of the paragraph numbered "4," why those transactions are relevant to the opinion given, and whether that paragraph amounts to assumptions of legal conclusions.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement.  We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement.  Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration.  Please provide this request at least two business days in advance of the requested effective date.

If you have any questions, please call Jay Mumford at (202) 551-3637 or me at (202) 551-3617.

Sincerely,


Russell Mancuso
Branch Chief


cc:     Michael C. McLean, Esq.